As filed with the Securities and Exchange Commission on July 14, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MacDonald, Dettwiler and Associates Ltd.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	98-0544351
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

One Embarcadero Center, Suite 500

San Francisco, California 94111

(Address, including zip code of Registrant’s principal executive offices)

MacDonald, Dettwiler and Associates Ltd. Directors’ Deferred Share Unit Plan	MacDonald, Dettwiler and Associates Ltd. Employee Share Purchase Plan

MacDonald, Dettwiler and Associates Ltd. 2013 Long Term Incentive Plan	MacDonald, Dettwiler and Associates Ltd. 2014 Long Term Incentive Plan

MacDonald, Dettwiler and Associates Ltd. 2015 Long Term Incentive Plan	MacDonald, Dettwiler and Associates Ltd. 2016 Long Term Incentive Plan

(Full title of the plan)

Michelle Kley

Senior Vice President & Chief Legal and Compliance Officer

SSL MDA Holdings, Inc.

One Market Plaza, Suite 4025

Spear Tower

San Francisco, CA 94105

1-650-852-6313

(Name, address, including zip code, and telephone number,including area code, of agent for service)

Copy to:

Jeffrey B. Floyd

Stephen M. Gill

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77022

(713) 758-2222

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Shares, without par value	2,515,130(1)	$51.97	$130,711,306.10	$15,149.44

(1)	Represents (a) 85,842 common shares, without par value (the “Common Shares”) of MacDonald, Dettwiler and Associates Ltd. (the “Registrant”) reserved for issuance under the MacDonald, Dettwiler and Associates Ltd. Directors’ Deferred Share Unit Plan, (b) 221,448 Common Shares reserved for issuance under the MacDonald, Dettwiler and Associates Ltd. Employee Share Purchase Plan, (c) 669,280 Common Shares reserved for issuance under the MacDonald, Dettwiler and Associates Ltd. 2013 Long Term Incentive Plan, (d) 669,280 Common Shares reserved for issuance under the MacDonald, Dettwiler and Associates Ltd. 2014 Long Term Incentive Plan, (e) 669,280 Common Shares reserved for issuance under the MacDonald, Dettwiler and Associates Ltd. 2015 Long Term Incentive Plan, and (f) 200,000 Common Shares reserved for issuance under the MacDonald, Dettwiler and Associates Ltd. 2016 Long Term Incentive Plan. Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered such additional shares of common stock of the Registrant as may become issuable pursuant to the adjustment provisions of each of the above plans.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(h) under the Securities Act. The price for the Common Stock being registered hereby is based on a price of $51.97 per share, which is the average of the high and low trading prices for a share of Common Stock as reported on the Toronto Stock Exchange (“TSX”) on July 10, 2017, and based on the U.S. dollar-to-Canadian dollar indicative exchange rate of 0.7759 reported by the Bank of Canada as of July 10, 2017.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The Registrant will send or give to all participants in each of the plans listed above, as applicable, document(s) containing the information required by Part I of Form S-8, as specified in Rule 428(b)(1) promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act. In accordance with Rule 428, the Registrant has not filed such document(s) with the Commission, but such documents (along with the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II hereof) shall constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

Except to the extent that information is deemed furnished and not filed pursuant to securities laws and regulations, the Registrant hereby incorporates by reference into this Registration Statement the following documents:

(a)	The Registrant’s prospectus filed pursuant to Rule 424(b) under the Securities Act on June 22, 2017 in connection with the Registrant’s Registration Statement on Form F-4 (File No. 333-217512), originally filed with the Commission on April 27, 2017, as amended;

(b)	The Registrant’s report on Form 6-K filed with the Commission on June 23, 2017; and

(c)	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the registration document referred to in (a) above.

Except to the extent that information is deemed furnished and not filed pursuant to securities laws and regulations, all documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold shall also be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Set forth below is a summary of the material terms of the Common Shares and certain provisions of the Business Corporations Act of British Columbia (the “BCA”) and the articles of the Registrant as they relate to the Common Shares. The following summary is not complete and is qualified in its entirety by the BCA, the notice of articles of the Registrant and the articles of the Registrant.

General

The Registrant’s authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value. As of July 10, 2017 the Registrant had issued and outstanding 36,443,072 Common Shares.

Common Shares

Dividends

Dividends on Common Shares are declared at the discretion of the Registrant’s board of directors. The holders of Common Shares are entitled (subject to the rights, privileges, restrictions and conditions of other classes of the Registrant’s shares) to receive such declared non-cumulative dividends in such amount, in such form, at such rate and on such class of shares as the board of directors may determine from time to time.

Liquidation, Dissolution or Winding-Up

On the liquidation, dissolution or winding-up of the Registrant, holders of Common Shares are entitled to participate equally, share for share, in any distribution of the property and assets of the Registrant, subject to the rights of holders of preferred shares and any other class of shares of the Registrant entitled to receive the property and assets of the Registrant on such a distribution in priority to or equally with the holders of the common shares.

Voting Rights

Holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of the Registrant’s shareholders and to vote thereat, except meetings at which only holders of a specified class of shares (other than Common Shares) or specified series of share are entitled to vote. The Registrant’s articles provide that, subject to certain restrictions, (a) with respect to any vote by show of hands, each shareholder or proxy present is entitled to one vote and (b) with respect to a poll, each shareholder has one vote in respect of each share. Subsidiaries of the Registrant that hold shares of the Registrant, if any, are not entitled to vote.

In general, any matter voted upon by the Registrant’s shareholders shall be decided by a simple majority of the votes cast, unless the matter to be voted requires a special resolution (which requires 2/3 of the votes cast on the resolution).

Other Rights

The Common Shares are subject to the Shareholder Rights Plan Agreement (“SRPA”), dated as of January 8, 2008, by and among the Registrant and ComputerShare Investor Services Inc., as rights agent, as most recently reconfirmed by the Registrant’s shareholders at the 2014 annual meeting of the Registrant’s shareholders. The SRPA is designed to encourage any bidder to provide the Registrant’s shareholders with equal treatment in a take-over bid and full value for their investment. Pursuant to the SRPA, one right (a “Right”) has been issued and attached to each Common Share outstanding and will be attached to each Common Share subsequently issued, subject to certain exceptions described therein. In connection with the announcement of the occurrence of a “Flip-in Event”, which is a transaction or event pursuant to which any person becomes an “Acquiring Person” (as such terms are defined in the SRPA), each Right entitles the holder thereof to purchase a Common Share at the exercise price calculated in accordance with and subject to the terms and conditions of the SRPA. The Rights are subject to amendment, redemption, or expiration and may become null and void as described therein.

The SRPA will automatically expire at the termination of the Registrant’s annual meeting in 2017 unless extended by reconfirmation of the registrant’s shareholders. The Registrant does not expect to ask its shareholders to vote to reconfirm the SRPA at the Registrant’s meeting.

Holders of Common Shares have no conversion, preemptive, or other subscription rights, and there are no sinking fund or general redemption rights applicable to the Common Shares.

Certain Provisions of the BCA and the Registrant’s Articles

Certain provisions of the BCA and the Registrant’s articles could make more difficult a change in control of the Registrant by means of an amalgamation, arrangement, sale, lease or exchange of all, or substantially all, of its property other than in the ordinary course of business, or liquidation. While the Registrant’s articles do not impose explicit provisions that would necessarily have an effect of delaying, deferring or preventing a change in control by any such transactions, under the BCA, in certain circumstances such transactions require approval by two-thirds of all of the outstanding shares of the Registrant. Additionally, certain provisions of the BCA and the Registrant’s articles could make more difficult a change in control by means of a proxy contest.

Ownership and Exchange Controls

There is no law, governmental decree or regulation in Canada or provision contained in the charter or other constituent documents of the Registrant that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Registrant to non-resident or foreign holders of Common Shares, other than certain tax requirements and withholding obligations, including those described below:

Any dividends paid or credited, or deemed to be paid or credited, to a non-Canadian holder of Common Shares will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in such rate pursuant to an applicable income tax treaty or convention between Canada and the non-Canadian holder’s jurisdiction of residence.

The rate of withholding tax applicable to a dividend paid to and beneficially owned by (or in certain circumstances, derived by) a non-Canadian holder on Common Shares who is a resident of the United States for purposes of, and is entitled to the benefits in accordance with the provisions of, the Canada-U.S. Income Tax Convention, will generally be reduced to 15% or, if the non-Canadian holder is a company that owns at least 10% of the voting stock of the Registrant, to 5%. The rate of withholding tax on dividends is also reduced under certain other bilateral income tax treaties or conventions to which Canada is a signatory.

There are no limitations on the rights of non-resident or foreign owners to hold or vote the Registrant’s securities imposed by the BCA or by the Registrant’s organizational documents.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The Registrant’s articles provide that a shareholder (who is listed in the Registrant’s securities register at the close of business on the record date for notice of a meeting at which directors are to be voted upon as a shareholder entitled to vote) may give notice (if such person remains a shareholder as of the date of notice) to the Registrant of a director nomination. Such notice must be timely and must be made in proper form to the Registrant’s secretary at the Registrant’s principal executive offices in person or by facsimile. Additionally, the Registrant may require any proposed nominee to furnish such other information (including any written consent to act as a director) as may reasonably be required under the BCA, applicable securities laws or the rules of any stock exchange on which the Common Shares are listed. The Registrant’s board of directors may waive any of the foregoing requirements.

To be timely, such notice must be given (a) in the case of an annual general meeting, not later than the close of business on the 30th day prior to the meeting, provided that if the meeting is to be on a date that is less than 50 days after the public announcement thereof, such notice may be made not later than the close of business on the 10th day following the notice date, and (b) in the case of a special meeting, not later than the close of business on the 15th day following the day on which the first public announcement of the special meeting was made.

Under the BCA, shareholder proposals, may be made by eligible registered or beneficial holders of shares entitled to vote at an annual meeting of shareholders so long as the shareholder has held such shares uninterrupted for a period of at least two years before the date of signing of the proposal, and who together in the aggregate constitute at least 1/100 of the issued shares of the Registrant or have a fair market value in excess of the prescribed amount (currently $2,000). Those registered or beneficial holders must alongside the proposal submit and sign a declaration providing the requisite information under the BCA. To be a valid proposal, the proposal must be submitted at least three months before the anniversary of the previous year’s annual general meeting.

Listing of MDA Common Shares

The Common Shares are currently listed on the TSX under the symbol “MDA”. The Registrant intends to apply to list its Common Shares on the NYSE or NASDAQ. It is expected that, following consummation of the transaction in which the Registrant will acquire 100% of the outstanding shares of DigitalGlobe, Inc., the Common Shares will trade in US dollars on the NYSE or NASDAQ and in Canadian dollars on the TSX.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

The Registrant’s articles provide that the registrant must indemnify an eligible party against all eligible penalties and pay expenses in advance for an eligible proceeding, subject to the BCA. Additionally, the Registrant may indemnify any other person, subject to the BCA.

Under the BCA, and for purposes of the Registrant’s articles, an “eligible party”, includes but is not limited to, a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted as a director or officer or an individual acting in a similar capacity of another entity for one of the Registrant’s affiliates or at the Registrant’s request.

Under the BCA, the Registrant may indemnify an eligible party against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of such party having been an eligible party, to which such party is or may be liable. Under the BCA, the Registrant may, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding. Prior to the final disposition, the Registrant may pay, as they are incurred, the expenses actually and reasonably incurred by an eligible party if they commit in writing to undertake that if the indemnification is prohibited pursuant to the BCA, the eligible party will repay the amounts advanced.

Under the BCA, indemnification of an eligible party is prohibited if:

•	the indemnity or payment is made under an earlier agreement and at the time the agreement to indemnify or pay expenses was made the Registrant was prohibited from doing so under its articles;

•	the indemnity or payment is made other than under an earlier agreement and at the time when the indemnity or payment is made, the Registrant is prohibited from doing so under its articles;

•	if in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be; or

•	in the case of an eligible proceeding other than a civil proceeding, the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

Additionally, in the case of a derivative action on behalf of the Registrant or on behalf of an associated corporation, the Registrant must not indemnify an eligible party for any penalties the eligible party is or may be liable for and the Registrant must not pay the expenses of the eligible party after the final disposition nor advance expenses to the eligible party.

Pursuant to the BCA and the Registrant’s articles, the Registrant may purchase and maintain insurance against liability asserted against or incurred by any of the eligible persons.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The exhibits to this Registration Statement are listed in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 9. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California on July 14, 2017.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

By:	/s/ Howard L. Lance
Name: Howard L. Lance
Title: President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michelle D. Kley and Howard L. Lance, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully and to all intents and purposes as they might or could not in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in their capacities indicated and on July 14, 2017.

Signature	Title

/s/ Howard L. Lance	President and Chief Executive Officer and Director (Principal Executive Officer)
Howard L. Lance

/s/ Anil Wirasekara	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Anil Wirasekara

/s/ Angela Lau	Senior Vice President, Finance & Corporate Secretary (Principal Accounting Officer)
Angela Lau

/s/ Dennis H. Chookaszian	Director
Dennis H. Chookaszian

/s/ Lori B. Garver	Director
Lori B. Garver

/s/ Joanne O. Isham	Director
Joanne O. Isham

/s/ C. Robert Kehler	Director
C. Robert Kehler

/s/ Eric J. Zahler	Director
Eric J. Zahler

EXHIBIT INDEX

Exhibit Number	Description

4.1	Articles of MacDonald, Dettwiler and Associates Ltd., dated May 16, 2016 (incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form F-4 (File No. 333-217512), originally filed with the Commission on April 27, 2017, as amended).

4.2	Shareholder Rights Plan Agreement, dated January 8, 2008 between the Registrant and Computershare Investor Services Inc. (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 (File No. 333-217512), originally filed with the Commission on April 27, 2017, as amended).

4.3*	MacDonald, Dettwiler and Associates Ltd. Directors’ Deferred Share Unit Plan.

4.4*	MacDonald, Dettwiler and Associates Ltd. Employee Share Purchase Plan.

4.5*	MacDonald, Dettwiler and Associates Ltd. 2013 Long Term Incentive Plan.

4.6*	MacDonald, Dettwiler and Associates Ltd. 2014 Long Term Incentive Plan.

4.7*	MacDonald, Dettwiler and Associates Ltd. 2015 Long Term Incentive Plan.

4.8*	MacDonald, Dettwiler and Associates Ltd. 2016 Long Term Incentive Plan.

4.9*	Form Award Agreement – 2013 Long Term Incentive Plan.

4.10*	Form Award Agreement (Canadian Employees) – 2014 Long Term Incentive Plan.

4.11*	Form Award Agreement (U.S. Employees) – 2014 Long Term Incentive Plan.

4.12*	Form Award Agreement (Canadian Employees) – 2015 Long Term Incentive Plan.

4.13*	Form Award Agreement (U.S. Employees) – 2015 Long Term Incentive Plan.

4.14*	Form Award Agreement (Canadian Employees) – 2016 Long Term Incentive Plan.

4.15*	Form Award Agreement (U.S. Employees) – 2016 Long Term Incentive Plan.

5.1*	Opinion of Farris, Vaughan, Wills & Murphy LLP as to the legality of the securities being registered.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of KPMG LLP.

23.3*	Consent of Farris, Vaughan, Wills & Murphy LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included as part of the signature page to this Registration Statement).

*	Filed herewith.